



Jordan Greenhall

Co-Founder & CEO of the Neurohacker Collective

Greater San Diego Area

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 **Neurohacker Collective**

Harvard Law School

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500+ connections

While studying at Texas A&M and Harvard University, I was fascinated by the idea that industries, economies, and societies as a whole can be entirely disrupted by technology delivered in the right way, at the right time. With this philosophy in mind, I was one of the first employees at MP3.com, where w...

> Jordan Greenhall at i4j:
> Attaching Ourselves to a Well...

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Experience

Co-Founder & CEO
Neurohacker Collective
2015 – Present • 3 yrs
Greater San Diego Area

At the Neurohacker Collective, we believe that humans perform at maximum capacity when they are empowered with the tools they need to make the best decisions, and when they take responsibility for making those choices. To aid in this philosophy, we have brought to bear the still new sciences of applied complexity and applied neuroscience to stake a leadership position in the human optimization market.

The Neurohacker Collective, is a venue for vetting, curation, co-creation, and sharing of the science, art, and technology of Neurohacking. Our pilot product, a cognitive enhancement supplement named Qualia, provides cutting edge chemistry to upgrade the hardware your consciousness was built on. With effects of focused productivity, expanded creativity, reduced anxiety, and enhanced empathy, Qualia contributes to the psychological well-being and emotional health of whole, thriving human beings.

The team at the Neurohacker Collective invites you to participate with us and learn the science, do the research, and commit your own information and experience into our shared understanding. We encourage you to take Empowered Responsibility for your own neurology.

Neurohacker • Empowered Responsibility • Entrepreneurship • Technology • Qualia • Cognitive Enhancement • Story Telling • Systems Thinking • Online Communities • Cognitive Enhancement • Social Change • Neurological Optimization

Media (1)

Neurohacker Collective



Chief Ratiocinator
Backfeed
Apr 2015 – Present • 3 yrs 4 mos
The Blockchain

As an Angel Investor at Backfeed, I invested in the company as well as helped build the core platform technology for the emerging Decentralized Autonomous Organization market.

Backfeed develops the foundational tools that work on top of blockchain technology in order to empower Decentralized Collaborations. It provides the protocols that make it possible for any disparate group of individuals to easily deploy decentralized applications based on spontaneous, large-scale, and free collaboration.

Specialties: • Neurohacker • Empowered Responsibility • Entrepreneurship • Technology • Cognitive Enhancement • Story Telling • Systems Thinking • Online Communities • Social Change



Co-Founder
Swell, Inc.
Oct 2013 – Dec 2015 • 2 yrs 3 mos
Greater San Diego Area

As one of the Co-Founders of Swell, I was an integral component in building and developing the company as an experiment in social theory. While serving as an e-commerce company, Swell simultaneously tests the possibility of cultivating a successful organization with complete transparency and peer-to-peer trust.



Co-Founder
Game B
2011 – 2013 • 2 yrs
Greater San Diego Area

I Co-Founded Game B in 2011, to create an effective and collaborative collective intelligence that had the capacity to imagine both the problems and the solutions that 21st Century









civilization will face. We gathered remarkable scientists, philosophers, technologists, story tellers and entrepreneurs with a deep commitment to the future.

Santa Fe Institute

Trustee
Santa Fe Institute
2007 – 2011 • 4 yrs

At Santa Fe Institute, which invented the science of complexity as well as transdisciplinary science, I was involved in a range of topics including futurism, artificial intelligence, complex evolutionary dynamics, conflict management, and crisis management.

The Santa Fe Institute is a private, not-for-profit, independent research and education center, where leading scientists grapple with some of the most compelling and complex problems of our time.

Specialties: • Neurohacker • Empowered Responsibility • Entrepreneurship • Technology • Qualia • Cognitive Enhancement • Story Telling • Systems Thinking • Online Communities • Neurohacker • Qualia • Cognitive Enhancement • Social Change • Neurological Optimization

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Education

Harvard Law School

Harvard Law School
Juris Doctor (J.D.), Law
1994 – 1997
Activities and Societies: Graduated Magna Cum Laude as well as played on the universities Ice Hockey team

Texas A&M University

Texas A&M University
Bachelor's Degree, Philosophy and Political Science
1990 – 1994
Activities and Societies: Graduated Summa Cum Laude

Skills & Endorsements

Start-ups · 99+
Endorsed by **Kent Madsen and 20 others who are highly skilled at this**
Endorsed by **4 of Jordan's colleagues at Neurohacker Collective**

Strategic Partnerships · 93
Endorsed by **Mark How and 10 others who are highly skilled at this**
Endorsed by **5 of Jordan's colleagues at Neurohacker Collective**

Digital Media · 71
Endorsed by **4 of Jordan's colleagues at Neurohacker Collective**
Endorsed by **11 people who know Digital Media**

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